3/23

04010781

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Misr International Bank

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4629 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: ddw

DAT : 3/23/04

82-4629

AR/S
12-31-03

Misr International Bank
"Egyptian Joint Stock Company"

Financial Statements
as of December 31, 2003
&
Auditors' Report

KPMG Hazem Hassan
Public Accountants & Consultants

United Accountants
Public Accountants & Auditors

KPMG Hazem Hassan
Public Accountants & Consultants

United Accountants
Pubic Accountants & Auditors

Auditors' Report
To the Shareholders of
Misr International Bank

We have audited the accompanying balance sheet of Misr International Bank (S.A.E.) as of December 31, 2003, and the related statements of Income, changes in shareholders' equity and cash flow for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Egyptian Auditing Standards and in the light of provisions of applicable Egyptian laws and regulations. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. Also we have verified the assets and have ascertained that the valuation of the assets and the liabilities are in accordance with Egyptian Accounting Standards. We have obtained the information and explanations which we deemed necessary for our audit. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in accordance with Egyptian Accounting Standards and applicable Egyptian laws and regulations.

The Bank keeps proper accounting records which include all that is required by law and the statutes of the Bank and the financial statements are in agreement therewith.

Nothing came to our attention which casuses us to believe that the bank neither contravene with law No. 163 for 1957 and its amendments during th year ended December 31,2003, and law No. 88 for 2003 which has replaced Law No. 163 for 1957 starting from July 2003 nor with it's articles of incorporation during the above mentioned year.

The financial information contained in the report of the Board of Directors prepared in conformity with Law No. 159 for 1981 and its excutive regulations are in agreement with the Bank's accounting records within the limit that such information is recorded therein.

Mostafa Hassan Farrag
KPMG Hazem Hassan
Public Accountants & Consultants

Dr. Mostafa Bahgat Abd El Motaal
United Accountants
Public Accountants & Auditors

Cairo, 1 March, 2004

Misr International Bank
(Egyptian Joint Stock Company)

Balance Sheet
As of December 31, 2003

ASSETS	Note No.	Deecmber 31,2003 L.E.	December31,2002 L.E.
Cash and due from Central Bank of Egypt	(4)	996 739 129	381 432 727
Due from banks	(5)	7 102 176 792	4 878 494 648
Treasury Bills	(6)	690 349 623	1 631 696 269
Trading investments	(7)	935 277 146	944 529 983
Available -for- sale investments	(8)	294 342 676	273 643 640
Loans to customers and banks (net of provision)	(9&10)	6 336 604 526	5 469 263 571
Held -to- maturity investments	(11)	14 188 466	9 593 767
Investments in associates	(12)	227 128 649	270 974 907
Debit balances and other assets	(14)	179 206 694	200 621 267
Fixed assets (net of accumulated depreciation)	(15)	115 262 806	119 079 025
Total Assets		16 891 276 507	14 179 329 804
LIABILITIES & SHAREHOLDERS' EQUITY			
Liabilities			
Due to banks	(16)	1 366 883 182	965 873 784
Customers' deposits	(17)	13 223 098 860	11 068 712 737
Credit balances and other liabilities	(18)	249 549 562	261 004 882
Creditors - profits appropriation		-	84 338 658
Long term loans	(19)	652 038 118	488 583 701
Subordinated loan		-	20 000 000
Other provisions	(20)	148 346 940	195 751 166
Total Liabilities		15 639 916 662	13 084 264 928
Shareholders' Equity			
Paid-in capital	(21)	140 625 000	140 625 000
Reserves	(21)	968 958 412	954 439 876
Total Shareholders' equity		1 109 583 412	1 095 064 876
Net profit for the year		141 776 433	-
Total shareholders' equity including net profit for the year		1 251 359 845	1 095 064 876
Total shareholders' equity & liabilities		16 891 276 507	14 179 329 804
Contingent Liabilities & Commitments			
Liabilities for letters of guarantee & documentary credits and other commitments	(22)	2 625 292 117	1 633 241 651

The accompanying notes from No. (1) to No. (33) are an integral part of these financial statements.

Hatem Sadek
Chairman
Managing Director

Dr. Kamal Sorour
Deputy Chairman
Managing Director

Auditor's Report attached,

Mostafa Hassan Farrag
KPMG Hazem Hassan

Dr. Mostafa Bahgat Abd El Motaal
United Accountants

1.3.2004

Misr International Bank
(Egyptian Joint Stock Company)

Income Statement
For the year ended on December 31, 2003

	Note No.	For the financial year ended on 31/12/2003 L.E.	For the financial year ended on 31/12/2002 L.E.
Interest income		696 260 869	769 361 124
Treasury bills and bonds income		152 156 051	140 857 761
Less: Interest expense		(584 796 847)	(693 481 654)
Net interest income		263 620 073	216 737 231
Add:			
Fee and commission income		198 958 617	182 490 007
Dividend income		6 884 332	4 017 724
(Losses) gains from foreign currency transactions	(24)	(152 283 357)	6 737 071
Gains from selling investments		81 927 043	19 998 898
Unrealized gains of trading investments		123 719 069	36 883 599
Other operating income		13 675 193	14 640 594
		272 880 897	264 767 893
Net operating revenue		536 500 970	481 505 124
Less:			
Fee and commission expense		(7 747 399)	(3 192 928)
Provisions	(10, 20)	(220 000 000)	(148 000 000)
Valuation differences of other investmetns	(23)	54 622 802	(19 942 071)
General administrative expenses and depreciation		(215 454 484)	(171 112 968)
Other operating expenses		(6 485 356)	(3 007 917)
Operating profits		141 436 533	136 249 240
Non operating profits		339 900	12 343
Net profit for the year		141 776 433	136 261 583
Earnings per share	(25)	4.5	4.3

The accompanying notes from No. (1) to No. (33) are an integral part of these financial statements.

Misr International Bank

(Egyptian Joint Stock Company)

Statement of Changes in Shareholders' Equity

For the year ended on December 31, 2003

	paid in Capital L.E.	Legal reserve L.E.	General reserve L.E.	Special reserve L.E.	Other reserves L.E.	Valuation differences of Investment reserve L.E.	Net profit for the year L.E.	Total L.E.
Balance as at January 1,2002	140 625 000	266 823 676	592 262 990	17 007 092	26 423 193	-	-	1 043 141 951
Net profit for the year 2002	-	-	-	-	-	-	136 261 583	136 261 583
Transferes to reserves	-	14 426 324	37 496 601	-	-	-	(51 922 925)	-
Dividends paid	-	-	-	-	-	-	(84 338 658)	(84 338 658)
Balance as at December 31,2002	140 625 000	281 250 000	629 759 591	17 007 092	26 423 193	-	-	1 095 064 876
Valuation differences of available for sale investments	-	-	-	-	-	14 518 536	-	14 518 536
Net profit for the year 2003	-	-	-	-	-	-	141 776 433	141 776 433
Balance as at December 31,2003	140 625 000	281 250 000	629 759 591	17 007 092	26 423 193	14 518 536	141 776 433	1 251 359 845

The accompanying notes from No. (1) to No. (33) are an integral part of these financial statements.

(Egyptian Joint Stock Company)

Cash Flow Statement
For the year ended on December 31, 2003

	For the financial year ended on 31/12/2003 L.E.	For the financial year ended on 31/12/2002 L.E.
Cash Flows from Operating Activities		
Net profit for the year	141 776 433	136 261 583
Adjustments to reconcile net profit to net cash provided from operating activities		
Fixed assets depreciation	22 896 915	21 854 768
Provisions	220 000 000	148 000 000
Unrealized gains of trading investments	(123 719 069)	(36 883 599)
Valuation differences of other investments	(54 622 802)	19 942 071
Amounts used from provisions (except loans provision)	(40 984 186)	(702 016)
Foreign exchange differences for provisions (except loans provision)	3 579 960	61 674
Gains from selling fixed assets	(339 900)	(10 660)
Gains from selling investments	(81 927 043)	(19 998 898)
Income taxes paid	-	(34 265 701)
Operating profit before changes in assets & liabilities Provided from operating activities	86 660 308	234 259 222
Net Decrease (Increase) in Assets		
Deposits with banks	(2 239 855 426)	(303 916 964)
Treasury bills (more than three months)	272 630 398	(583 619 154)
Trading investments	129 350 471	(126 273 033)
Available -for- sale investments	114 871 988	(22 894 913)
Loans to customers and banks	(1 037 340 955)	48 582 896
Debit balances and other assets	21 414 573	(41 340 311)
Net Increase (Decrease) in Liabilities		
Due to banks	401 009 398	30 113 574
Customers' deposits	2 154 386 123	1 152 834 468
Credit balances and other liabilities	(11 455 320)	40 679 914
Net cash (used in) provided from operating activities	(108 328 442)	428 425 699
Cash Flows from Investing Activities		
Payment to purchases investments in associates companies	(17 410 686)	-
Proceeds from selling investments in associates companies	1 262 500	-
Payments to purchase fixed assets & preparing branches	(19 080 695)	(46 037 561)
Proceeds from selling fixed assets	339 900	22 900
Net cash used in investing activities	(34 888 981)	(46 014 661)
Cash Flows from Financing Activities		
Increase in valuation differences for available for sale investmetns reserve	14 518 536	-
Payments for subordinated loans	(20 000 000)	(20 000 000)
Increase (decrease) in long term loans	163 454 417	(8 987 237)
Dividends paid	(84 338 658)	(98 655 588)
Net cash provided from (used in) financing activities	73 634 295	(127 642 825)
Net (decrease) increase in cash and cash equivalent during the year	(69 583 128)	254 768 213
Cash & cash equivalent at the beginning of the year	1 454 443 108	1 199 674 895
Cash & cash equivalent at the end of the year	1 384 859 980	1 454 443 108
Cash and cash equivalent are represented in:		
Cash and due from Central Bank of Egypt	996 739 129	381 432 727
Due from banks	7 102 176 792	4 878 494 648
Treasury bills	690 349 623	1 631 696 269
Deposits with banks	(6 981 927 196)	(4 742 071 770)
Treasury bills more than three months maturity	(422 478 368)	(695 108 766)
Cash & cash equivalent	1 384 859 980	1 454 443 108

Non Cash Transactions

The non cash transactions in December 31,2003 represents in an amount of L.E 60 Million revaluation differences of investments in associates and for the purpose of preparing the cash flow statement, the amount was excluded from provisions (except loan provision) and the change is investment in associates.

Misr International Bank
(Egyptian Joint Stock Company)

Profit Appropriation Statement (Proposed)
For the year ended on December 31, 2003

	For the financial year ended on 31/12/2003 L.E.	For the financial year ended on 31/12/2002 L.E.
Net profit for the year	141 776 433	136 261 583
Distributed as follows:		
Legal reserve *	-	14 426 324
General reserve	56 886 290	37 496 601
Shareholders' profits share	70 312 500	70 312 500
Employees' profits share	14 177 643	13 626 158
Board of Directors' remuneration	400 000	400 000
	141 776 433	136 261 583

* The legal reserve was ceased on December 31,2002 as its balance has reached 200% of the paid up capital according to th bank's statutes.

The accompanying notes from No. (1) to No. (33) are an integral part of these financial statements.

Translation of Financial Statements
Originally Issued in Arabic

Misr International Bank
(Egyptian Joint Stock Company)

Notes to the Financial Statements
for the financial year ended on December 31, 2003

1- ACTIVITY

Misr International Bank (an Egyptian joint stock company) was established on September 4, 1975 as a Commercial Bank in accordance with provisions of Investment Law.

The Bank renders all banking operations related to its activity through its head office in Giza and 27 branches.

2- SIGNIFICANT ACCOUNTING POLICIES APPLIED

2-1 Basis of Financial Statements Presentation

These financial statements were prepared in accordance with the Egyptian Accounting Standards which comply with the International Accounting Standards and the local laws and regulations.

2-2 Foreign Currencies Transactions

- The Bank maintains its accounts in Egyptian Pound, transactions in foreign currencies are translated during the financial year at the exchange rates prevailing at the transaction date. At the financial year end all monetary assets and liabilities in foreign currency are revalued at the exchange rates prevailing at that date. Foreign currencies valuation differences are charged to the income statement in the gains (losses) from foreign currency transactions.

- Forward exchange contracts are to be valued at the financial year end at fair value on that date using the forward rates of periods remaining until contracts' maturity date. The resulting valuation differences are to be charged to the income statement in the gains (losses) from foreign currency transactions item.

- Currency SWAP contracts are recorded on the date of commitment under "contingent liabilities and commitments". The difference between the two parts of the contract is recorded under "debit balances and other assets" or "credit balances and other liabilities" being considered as unrealized gain / loss on the date of commitment. The said difference is amortized over the term of the contract either by debiting / or crediting the item "income from loans and amounts due from banks" in the income statement. The gain / loss of the contract is recorded in the income statement under "gain / loss on foreign exchange".

2-3 Revenue Recognition

Income is recognized on accrual basis except for the interest income on doubtful loans, which ceases when the recovery of interest or principal is in doubt. Dividend income is recorded when declared.

2-4 Treasury Bills

Treasury bills are recorded at nominal value, and the issuance discount is recorded under the item of "credit balances and other liabilities". Treasury bills are presented on the balance sheet net of the issuance discount.

2-5 Valuation of Trading Investments

- Trading investments including investment portfolios managed by others and trading mutual fund certificates not issued by banks or insurance companies are to be valued at year end using the fair value which represents the market price. The valuation differences are to be charged to the income statement.
- Trading investments that lost any of their classification terms are to be valued at their book value which is to be reduced with any decline according to a comprehensive study for the company's latest financial statements. The valuation differences are to be charged to the income statement.
- Mutual fund certificates issued by banks and insurance companies are to be valued at fair value which represents the realizable value on the valuation date. The valuation differences are to be charged to income statement.

2-6 Valuation of Available –for- sale investments

Available –for- sale investments are valued at the lower of cost – taking into consideration the foreign currencies Differences- or fair value which over is lower. The valuation differences are to be charged to the income statement as other investments' valuation differences except for the revaluation differences of previous years should be booked as a reserve in the shareholders' equity caption. Any recovery is to be recognized and added to the same item within the limits of valuation differences recognized in income statements from previous years.

2-7 Valuation of Held –to- Maturity Investments

- Bonds purchased through public underwriting are to be valued using the amended cost which represents the nominal value plus the issuing premium or less the issuing discount as the case may be.
  Issuing premium /discount is to be amortized using the straight line basis, the amortization is charged to the income statement in the treasury bills and bonds income item.
  Bonds purchased from the stock exchange with a price more or less than the nominal value are to be valued using the same basis, the cost is to be reduced with any interest accrued during the period preceding the purchase date.

  The book value is to be amended with any decline in the fair value compared with the book value of every bond and the decline is to be charged to the income statement in the other investments' valuation differences item. Any recovery of such decline is permitted and is to be recognized in the income statement within the limits of valuation differences recognized in income statements in previous periods.

  The book value of bonds with foreign currencies is to be amended with the valuation result according to the exchange rates prevailing at the valuation date. The valuation differences are to be charged to the income statement in gains (losses) from foreign currency transaction item.

- Mutual Fund Certificates that should be kept by the bank till the end of the mutual fund as the bank is considered the establisher, is to be valued at cost, any decline in the realizable value compared with cost is to be charged to income statement in other investments' valuation differences item. Any recovery of such decline is permitted and is to be recognized in the income statement within the limits of valuation differences recognized in income statements from previous years.

2-8 Investments in Subsidiaries & Associates

Investments in subsidiaries & Associated are to be valued at cost. The book value is to be amended with any decline in the fair value compared with the book value for every individual investments and the decline is to be charged to the income statement in the other investments' valuation differences item. Any recovery of such decline is permitted and is to be recognized in the income statement within the limits of valuation differences recognized in income statements from previous years.

2-9 Valuation of Assets reverted to the Bank in Settlement of some Customers' Debts

Assets reverted to the bank are stated under the item of "debit balances and other assets" on the basis of their assigned value. In case of the assets fair value falls below the value at which such assets have been reverted to the Bank in the balance sheet date the differences will be charged to the income statement. In case the assets' fair value increase, the difference will be charged to the income statement within the limits of what had been charged from previous years.

2-10 Loans Provision and Contingent Liabilities Provision

- The Provision is computed on the basis of the provision required to be made for specific loans and contingent liabilities, in addition to a percentage of all other loans and contingent liabilities reduced by cash deposits and banks' guarantees to meet the general risks in that regard in the light of the management experience and detailed studies.
- Loans are written off when it is no longer feasible to collect such loans by debiting the provision. Any proceeds of bad debts that were previously written off are added thereto.

2-11 Contingent Liabilities and Commitments

Contingent liabilities, in which the bank is a party, in addition to the commitments resulting from forward exchange contracts and interest rate contracts etc, are presented off balance sheet under the item of "Contingent Liabilities and Commitments" since they do not represent actual assets or liabilities on the balance sheet date.

2-12 Cash Flow Statement

For the purpose of preparing the cash flow statement, the cash and cash equivalents include cash and due from Central Bank of Egypt & current accounts with banks and treasury bills maturing within 3 months from the date of acquisition.

2-13 Depreciation and Amortization

- Fixed assets are valued at acquisition cost and depreciated by the straight line method using appropriate depreciation rates which are determined based on the estimated useful life for each type of asset:

Type of asset	Estimated Useful Lives
Premises	20 Years
Decoration & Installation	5 Years
Integrated Automated systems & equipment	5 Years
Transportation equipment	5 Years
Furniture & fixtures and safes	4 Years
Other equipment	2 Years

- Improvements expenditures of the bank leasholding branches are depreciated over their estimated useful life.

2-14 Taxes

- Accrued tax on the bank's profits is computed in accordance with applicable laws and regulations in Egypt.

- A tax provision is made to meet tax obligations based on detailed studies for tax claims.

- Due to the nature of the Egyptian tax laws and legislations, applying the principles of the deferred taxes according to the International Accounting Standard "Taxes on Income" will not usually result in a material deferred tax liabilities. Further, if this application results in a deferred tax assets, it will be recognized in the financial statements whenever there is a sufficient comfort that these assets will be realized in the foreseable future .

3- FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

3/1 Financial Instruments

(a) The bank's financial instruments are represented in the financial assets and liabilities. The financial assets include cash, due from banks, investments, loans to customers & banks and rights and others' obligations stated in contingent liabilities, as also the financial liabilities include customers' deposits, due to banks, and rights and obligations to others stated in the contingent liabilities .

The note No. (2) of the notes to financial statements includes the accounting policies applied to measure and recognize significant financial instruments and the revenue and expenses related thereto.

(b) Financial Instruments Fair Value

The financial instruments fair values are not substantially deviated from their book value at the Financial position date according to the valuation basis applied in accounting policies to the assets and liabilities, which included in the notes to the financial position.

Notes No. (8,11,12) disclose the fair values of investments other than trading investments.

(c) Forward Exchange Contracts

According to instructions of the Central Bank of Egypt, the bank does not execute forward contracts except to cover its required needs of foreign currencies or customers needs to meet their foreign currencies obligations resulting from dealing through the bank and also to meet the risks of exchange and interest rates related to balances and dealings of the bank. All of the forward contracts are short - term transactions.

3/2 Management of Risks Relating the Financial Instruments

(a) Interest Rate Risk

The values of some financial instruments will fluctuate due to the changes in interest rates related thereto. The bank follows some procedures to minimize the risk such as:-

- Correlating between the interest on borrowing and lending.
- Determining the applied interest rates considering the prevailing discounted rates on various currencies.
- Monitoring the maturities of financial assets and liabilities with their related interest rates.

Note No. (27) of notes to the financial statements represents the average interest rates applied by the bank during the period on financial assets and liabilities.

(b) Credit Risk

Loans to customers & banks, bond investments, due from banks and rights and others' obligations stated in contingent liabilities are of the financial assets which can be exposed to the credit risk represented in customer's inability to repay a part or full amount of the loan granted to him at maturity date.

The bank follows the following procedures to minimize the credit risk:

- Preparing credit studies about the customers & banks before dealing with them and determining the credit risk rates related thereto.
- Obtaining the adequate guarantees in order to reduce the risks that might be created in case of failing of customers or banks.
- Following up and continuous studies about customers and banks in order to evaluate their financial & credit positions and estimate the required provisions to non - performing loans.
- Distribution of loans portfolio and other assets over various sectors.
- Note No (29) of the notes discloses the distribution of loans portfolio and other assets on various sectors.

(c) Foreign Currency Risk

The bank activity nature requires dealing in many foreign currencies which expose the bank to the risk of fluctuation in the amounts of assets and liabilities as a result of the fluctuation in exchange rates. To minimize this risk, the bank considers the balancing of foreign currencies positions according to Central Bank of Egypt instructions in that respect. Note No. (30) of the notes to balance sheet discloses the significant foreign currencies positions.

4- CASH AND DUE FROM CENTRAL BANK OF EGYPT

	31/12/2003	31/12/2002
	L.E.	L.E.
Cash on hand	272 074 129	213 906 727
Due from Central Bank of Egypt (Reserve percentage)	724 665 000	167 526 000
	996 739 129	381 432 727

5- DUE FROM BANKS

	31/12/2003	31/12/2002
	L.E.	L.E.
A- Central Bank of Egypt		
- Time dposits	1 780 878 000	1 595 365 000
B- Local Banks		
- Current accounts	30 005 599	25 634 799
- Time deposits	3 236 487 361	2 590 017 790
	3 266 492 960	2 615 652 589
C- Foreign Banks		
- Current accounts	90 243 997	110 788 079
- Time deposits	1 964 561 835	556 688 980
	2 054 805 832	667 477 059
Total	7 102 176 792	4 878 494 648

6- TREASURY BILLS

	31/12/2003	31/12/2002
	L.E.	L.E.
- Treasury bills 91 days maturity	270 000 000	945 000 000
- Treasury bills 182 days maturity	430 000 000	710 000 000
	700 000 000	1 655 000 000
Less: Unearned interest	(9 650 377)	(23 303 731)
	690 349 623	1 631 696 269

7- TRADING INVESTMENTS

	31/12/2003	31/12/2002
	L.E.	L.E.
Stocks	--	4 610 787
Bonds	724 529 305	832 868 287
Mutual funds certificates	43 542 420	33 359 163
Investment portfolios managed by others *	167 205 421	73 691 746
	935 277 146	944 529 983

Trading investments are represented as follows:-

	31/12/2003	31/12/2002
	L.E.	L.E.
Investment securities listed on the Stock Exchange	768 071 725	870 838 237
Investment securities not listed on the Stock Exchange	167 205 421	73 691 746
	935 277 146	944 529 983

* Includes an amount of L.E. 59 939 219 represents the market value of investments transferred from Available -for- Sale Investments to Trading Investments - Investment Portfolios Managed By Others at carrying value of LE.33 529 101. The difference has been changed to Unrealized Gains of Trading investments account .

8- AVAIALBLE –FOR- SALE INVESTMENTS

	31/12/2003	31/12/2002
	L.E.	L.E.
(a) Investments in Stocks		
Companies' stock *	289 322 770	268 584 227
(b) Investments in bonds		
Governmental bonds	19 906	34 413
Companies bonds	5 000 000	5 025 000
	294 342 676	273 643 640

Available –for- sale investments are represented as follows:-

Investments Securities listed on the stock exchange	107 825 920	118 101 566
Investments securities not listed on the stock exchange	186 516 756	155 542 074
	294 342 676	273 643 640

The market value of the available -for- sale investment is LE. 165 227 988 as at December 31,2003 versus LE. 141 814 231 as at December 31,2002.

* The available -for- sale investments–stock include an amount of LE. 50 039 600 represents the purchase value of 2 217 192 shares of Remco's shares (a company of the client AYOBCO Group), which will be resold to the client on June 30, 2007. and LE. 28 240 953 represents the purchase value of 12 085 shares of El watania for Vegetarian Oils owned by the client El Serat for Investment and Economic Development Co. The bank has got these investments against the reduction of those customers' debts with the same value.

9. LOANS TO CUSTOMERS AND BANKS

	31/12/2003	31/12/2002
	L.E.	L.E.
Discounted commercial papers	238 087 194	158 534 094
Loans to customers	7 136 796 813	6 094 061 873
Loans to banks	55 436 023	45 672 489
Less:	7 430 320 030	6 298 268 456
Unearned discount	(10 275 024)	(13 672 021)
Loans provision	(793 149 495)	(624 094 157)
Interest in - suspense	(290 290 985)	(191 238 707)
	6 336 604 526	5 469 263 571

10. LOANS PROVISION

The movement in the loans provision during the year and its balance at the balance sheet date is represented as follows:-

	December, 2003		
	Specific	General	Total
	L.E.	L.E.	L.E.
Provision at the beginning of the year	522 532 572	101 561 585	624 094 157
Formed during the year	170 000 000	--	170 000 000
Proceeds from loans previously written off	2 066 338	--	2 066 338
Foreign currencies valuation differences	54 236 562	--	54 236 562
Transfers between provision accounts	50 000 000	(50 000 000)	--
	798 835 472	51 561 585	850 397 057
Amounts used during the year	(57 247 562)	--	(57 247 562)
Provision at the end of the year	741 587 910	51 561 585	793 149 495

		December 31, 2002		
		Specific	General	Total
		L.E.	L.E.	L.E.
Provision at the beginning of the year		451 278 603	114 561 585	565 840 188
Formed during the year		134 382 001	--	134 382 001
Foreign currencies valuation differences		1 126 557	--	1 126 557
Transfers between provisions accounts	*	30 000 000	(13 000 000)	17 000 000
		616 787 161	101 561 585	718 348 746
Amounts used during the year		(94 254 589)	--	(94 254 589)
Provision at the end of the year		522 532 572	101 561 585	624 094 157

* Includes an amount of LE. 17 Million transferred from other provisions – claims provision.

11. HELD –TO- MATURITY INVESTMENTS

	31/12/2003	31/12/2002
	L.E.	L.E.
Investment certificates of Mutual Fund		
Misr International Bank - Mutual Fund		
Of 142 383 I.C with L.E. 99.65 per policy		
at December 31,2003 against L.E. 67.38 at December 31,2002	14 188 466	9 593 767

* Note No (31).

12. INVESTMETNS IN ASSOCIATES

		December 31, 2003		December 31, 2002	
		Amount	Percentage of sharing	Amount	Percentage of sharing
		L.E.	%	L.E.	%
(A) Investments in Associates Banks and Co's					
Misr Europe Bank		32 467 708	21	15 057 022	30
Misr Exterior Bank	*	57 499 535	30	117 499 535	30
UBAE Arab Italian Bank		108 924 020	20.3	108 924 020	20.3
EGYCAP for Investment		18 222 900	34.3	18 222 900	34.3
Arab Contractors Medical Center		8 000 000	28.5	8 000 000	28.5
Sinouhe Co.		1 847 250	23	1 847 250	23
Alexandria Commerce Development		117 236	20	111 680	20
Global For Management		50 000	20	50 000	20
Egypt for Financial Settlement Co.		--	--	1 262 500	25
		227 128 649		270 974 907	

Investments in affiliated and associated Co's are represented as follows:-

Investments listed on the Stock Exchange	85 569 685	145 681 365
Investments not listed on the Stock Exchange	141 558 964	125 293 542
	227 128 649	270 974 907

* Note No (20)

The market value of investments listed on the stock exchange is L.E. 85 829 685 at December 31, 2003 against an amount of L.E. 246 303 950 at December 31, 2002.

13. CAPITAL EXPENDITURES COMMITMENTS

The value of the capital commitments related to purchase contracts of fixed assets and preparing branches not executed until balance sheet date amounted LE. 39.8 Million in December 31,2003 against L.E. 24.1 Million in December 31,2002.

14. DEBIT BALANCES AND OTHER ASSETS

	31/12/2003	31/12/2002
	L.E.	L.E.
Accrued revenues	48 956 863	96 481 056
Prepaid expenses	2 844 053	1 043 623
Assets under construction	39 745 650	24 134 809
Assets reverted to the bank in settlement of debts	57 544 135	45 389 373
Deposits with others	1 660 749	1 704 978
Sundry debit balances	28 455 244	31 867 428
	179 206 694	200 621 267

15. FIXED ASSETS (Net of Accumulated Depreciation)

	Land	Premises & Decoration	Automated systems & equipment	Transportation & equipment	Furniture, fixture & Safes	Other equipment	Total
	L.E.	L.E.	L.E.	L.E.	L.E.	L.E.	L.E.
Cost at 1/1/2003	4 058 604	137 509 512	23 202 495	2 492 592	11 962 653	128 160	179 354 016
Additions during the year	214 257	6 981 807	9 543 645	789 359	1 462 687	88 940	19 080 695
Disposals during the year	--	(4 400 843)	(5 014 717)	(1 389 313)	(569 222)	(57 610)	(11 431 704)
Cost at 31/12/2003	4 272 861	140 090 476	27 731 423	1 892 639	12 856 118	159 490	187 003 007
Accumulated depreciation at 1/1/2003	--	43 802 455	10 209 251	1 634 575	4 569 163	59 546	60 274 990
Depreciation for the year	--	15 333 825	5 559 848	469 920	1 443 877	89 445	22 896 915
Disposals accumulated depreciation	--	(4 400 843)	(5 014 717)	(1 389 313)	(569 222)	(57 610)	(11 431 704)
Accumulated depreciation at 31/12/2003	--	54 735 437	10 754 382	715 183	5 443 818	91 381	71 740 201
Net book value at 31/12/2003	4 272 861	85 355 039	16 977 041	1 177 456	7 412 300	68 109	115 262 806
Net book value at 31/12/2002	4 058 604	93 707 056	12 993 244	858 017	7 393 490	68 614	119 079 025

- Fixed assets at the financial position date (net of accumulated depreciation) include an amount of LE. 9 350 568 represents assets not registered in bank's name and the legal procedures to register these assets are taking place.

16. DUE TO BANKS

	31/12/2003	31/12/2002
	L.E.	L.E.
A- Central Bank of Egypt		
Current accounts	512 405 000	338 119 000
Time deposits	196 220 000	229 975 000
	708 625 000	568 094 000
B- Local Banks		
Current accounts	608 066	1 377 404
Time deposits	410 547 912	288 185 098
	411 155 978	289 562 502

	31/12/2003	31/12/2002
	L.E.	L.E.
C- Foreign Banks		
Current accounts	5 817 774	3 438 681
Time deposits	118 105 090	104 778 601
Short term loans	123 179 340	--
	247 102 204	108 217 282
Total	1 366 883 182	965 873 784

17. CUSTOMERS' DEPOSITS

	31/12/2003	31/12/2002
	L.E.	L.E.
Demand deposits	1 638 442 628	1 050 717 799
Time deposits	8 625 071 626	7 220 922 813
Saving certificates	1 484 151 477	1 509 322 875
Saving deposits	987 935 290	865 349 305
Other deposits	487 497 839	422 399 945
	13 223 098 860	11 068 712 737

18. CREDIT BALANCES AND OTHER LIABILITIES

	31/12/2003	31/12/2002
	L.E.	L.E.
Accrued interest	125 488 105	147 339 072
Deferred revenue	22 426 989	19 894 558
Sundry credit balances	101 634 468	93 771 252
	249 549 562	261 004 882

19. LONG TERM LOANS

Description	Interest Rate %	Maturity Date	Amounts Matured during the next year L.E.	Balance as at 31/12/2003 L.E.	Balance as at 31/12/2002 L.E.
Ministry of Finance loan (*)	7.1	2006	3 301 872	8 439 217	11 354 282
Craftmen Fund loan	7-10	2002	--	--	1 272 500
Centeral Bank of Egypt Loan (**)	7.5-10	2008	3 664 383	24 778 972	9 371 575
European Union Loan	5.5	2013	714 286	714 286	2 714 286
European Investment Bank's Loan	--	--	--	2 208 943	1 380 358
Participated Loan (Group of banks) (***)	(Libor+0.625)	2004	615 896 700	615 896 700	462 490 700
			623 577 241	652 038 118	488 583 701

(*) The Ministry of Finance loan is represented in the share of Misr International Bank in the European union's grant to the Ministry of Economy and International Corporation to finance the private sector. In accordance with the agreement signed on August 31, 1995 between Misr International Bank and Cairo Barclays Bank (as agent for the Ministry of Economy and International Cooperation) in this respect.

According to this agreement, Misr International Bank shall use this share in granting facilities to projects in the industrial and tourism sector according to the conditions included in the agreement which stipulate that the period of the loan shall not exceed ten periods and the repayment of the loan shall be made in semi - annual installments starting after a period not exceeding 36 months from the date of disbursement of funds to the clients.

On August 11, 1996 the bank's share in the grant was recorded as a commitment toward the Ministry of Finance being considered as amounts borrowed from local bodies in accordance with the letter received from the Central Bank of Egypt in this respect.

(**) The Central Bank of Egypt loan is represented in the share of Misr International Bank in the loan provided from the German Government through German Development Ban k (KFW) to the Arab Republic of Egypt represented by the Central Bank of Egypt for supporting and developing private medium and small projects in the industrial sector, according to the agreement signed on October 13th , 1994 between the German Development Bank, the Central Bank of Egypt and the Misr International Bank.

According to the agreement , Misr International Bank is entitled to an amount of DM. 17 million as a loan and an amount of DM. 4.8 million as a non- refundable grant.

The bank lends to the beneficiary in accordance to the contract provision which was made in December 6th , 1994 between the Central Bank of Egypt and Misr International Bank.

The average loan repayment period varies between 5 to 8 years with one years a grace period for the principal only, in parallel to the schedule of sub- loan granted to the beneficiary. The repayment of the principal of the loan or the interest is due on a semi – annual basis.

Regarding the second phase for the same loan, an agreement had been signed in August 29,2001 which entailed specifying 2 000 000 euro in favour of Misr International Bank from the German Development Bank (KFW) to cover the second phase usages.

(***) On August 30,2001, Misr International Bank - as a borrower- has signed a participating loan agreement with Citibank International Plc as an agent, Citibank N.A & as a mandated arranger together with Bank of Tokyo - Mitsubishi LTD and as joint arrangers with the fourteen lending banks.

The loan amounts US$ 100 million for three periods and fully matured at the end of the third period. The loan is intended for the bank's general corporate purposes and bears a floating interest rate based upon Libor plus interest margin and mandatory costs.

20. OTHER PROVISIONS

The movement of other provisions during the year and its balance in the balance sheet date are as follows:-

December 31,2003

Description	Balance at the beginning of the year	Formed during the year	Foreign Currencies Valuation Differences	Amounts used during the year	Balance at the end of the year
	L.E.	L.E.	L.E.	L.E.	L.E.
Trust breach provision	2 770 496	--	--	--	2 770 496
Employees benefits provision	16 115 740	10 000 000	--	(11 218 358)	14 897 382
Claims provision	131 864 930	30 000 000	3 579 960	(89 765 828)	75 679 062
Contingent liabilities Provision	45 000 000	10 000 000	--	--	55 000 000
Total	195 751 166	50 000 000	3 579 960	(100 984 186)	148 346 940

* Includes an amount of LE. 60 Million represents the used value against the decline in one of bank's participation in the share capital of associates banks- Note no (12).

December 31, 2002

Description	Balance at the beginning of the year	Formed during the year	Foreign Currencies Valuation Differences	Amounts used during the year	Transfers between provisions Accounts	Balance at the end of the year
	L.E.	L.E.	L.E.	L.E.	L.E.	L.E.
Trust breach provision	2 770 496	--	--	--	--	2 770 496
Employees benefits provision	16 115 740	--	--	--	--	16 115 740
Claims provision	143 311 604	--	61 674	(702 016)	(10 806 332)	131 864 930
Contingent liabilities Provision	31 382 001	13 617 999	--	--	--	45 000 000
Total	193 579 841	13 617 999	61 674	(702 016)	(10 806 332)	195 751 166

* Transfer an amount of LE. 7 115 434 from credit balances and other liabilities to claims provision, LE. 921 766 allocated to provision for decline in trading prices and LE 17 million to loans provision - specific.

21. SHAREHOLDER'S EQUITY

Authorized Capital

The authorized capital amounts to L.E. 170 million.

Issued – paid up capital

- The Issued & paid up capital amounts L.E. 140.625 Million are representing in 28.125 million shares having a par value of L.E. 5 each.
- The bank's board of directors resolved in its session held on October 12,2003 to increase issued & paid up capital from LE. 140.625 Million to LE. 562.500 Million with an increase amounting to LE. 421.875 Million represented in 28.125 Million share, to amend the par value of the share to be LE. 20 instead of LE. 5. The mentioned capital increase will be financed through general reserve.

Reserves

- According to the Bank's statutes a sum equal to 20% of annual net profit is retained to form the legal reserve, which ceased as its balance amounted to 200% of the issued capital and when the reserve falls bellow this limit it shall be necessary to resume the deductions.

- In compliance with the instructions of the Central Bank of Egypt, the balance of the special reserve may not be disposed of without recourse to the Central Bank of Egypt.
- A reserve for differences resulting from the revaluation of available –for- sale investments in foreign currencies has been formed with the amount of previous differences. Such reserve is to be used in case of impairment of the value of such investments or upon selling them. Such differences have been charged to the income statement pursuant to instructions issued in this concern.

22. CONTINGENT LIABILITIES AND COMMITMENTS

	31/12/2003	31/12/2002
	L.E.	L.E.
Local letters of guarantee	1 906 877 470	1 066 335 049
Letters of credit (export and import)	651 716 351	473 628 366
Acceptances	65 680 219	90 911 254
Other contingent liabilities	1 018 077	2 366 982
	2 625 292 117	1 633 241 651

23. VALUATION DIFFERENCES OF OTHER INVESTMENTS

	31/12/2003	31/12/2002
	L.E.	L.E.
Available - for- sale investments	50 022 547	(10 158 414)
Held – to – maturity investments	4 594 699	1 383 963
Investments in associates	5 556	(11 167 620)
	54 622 802	(19 942 071)

24. (LOSSES) GAINS FROM FOREIGN CURRENCY TRANSACTIONS

	31/12/2003	31/12/2002
	L.E	L.E.
Monetary assets & liabilities revaluation differences	(167 582 311)	(2 039 685)
Gains from dealing in foreign currencies	15 298 954	8 776 756
	(152 283 357)	6 737 071

25. EARNINGS PER SHARE

	31/12/2003	31/12/2002
	L.E.	L.E.
Net profit of the year	141 776 433	136 261 583
Board of director's remuneration	(400 000)	(400 000)
Employees share of profits (from the net profit)	(14 177 643)	(13 626 158)
The shareholder's share from the net profit	127 198 790	122 235 425
The weighted average number of shares	28 125 000	28 125 000
Earnings per share	4.5	4.3

26. MATURITIES OF ASSETS AND LIABILITIES

Description	December 31,2003 Due within one year L.E.	Due within more than one year L.E.
A- Assets		
Due from banks	7 102 176 792	--
Treasury bills	700 000 000	--
Trading investments	935 277 146	--
Available - for- sale investments	--	294 342 676
Discounted Commercial Papers	238 087 194	--
Loans to customers	4 091 071 813	3 045 725 000
Loans to banks	18 476 901	36 959 122
Held - to- maturity investments	--	14 188 466
Investments in associates	--	227 128 649
	13 085 089 846	3 618 343 913
B- Liabilities		
Due to banks	1 366 883 182	--
Customers' deposits	11 645 364 860	1 577 734 000
Long term loans	623 577 241	28 460 877
	13 635 825 283	1 606 194 877

27. EFFECTIVE AVERAGE INTEREST RATES

The average interest rates on assets and liabilities 5.18 % and 3.45 % respectively.

28. TAX STATUS

- As for the years 1988/1993, the Appeal Committee issued its decision and the dispute between the Tax Authority and the bank was transferred to the court.
- As for the years 1994/1996 the competent Tax Authority inspected the bank's records and the bank objected on the Tax Authority assessments and the dispute was transferred to the Internal Committee.
- The years 1997/2002 are currently inspected by the component Tax Authority.

29. DISTRIBUTION OF ASSETS, LIABILITIES, CONTINGENT LIABILITIES AND COMMITMENTS

		December 31,2003 Local Currency Figures in Thousands L.E.	December 31,2003 Foreign Currency Figures in Thousands L.E.
A -	Assets		
	Due from banks	689 121	6 413 055
	Loans to customers and banks		
	Agriculture sector	143 028	2 145
	Banking sector	5	80 067
	Commercial sector	1 495 413	243 804
	Construction sector	366 072	11 637
	Financial institutions sector	227 833	--
	Health sector	42 213	2
	Industrial sector	2 276 800	456 597
A -	Assets		
	Other sectors	267 502	52 882
	Petroleum sector	46 922	257 571
	Other services sector	566 543	93 758
	Tourism sector	647 720	151 806
	Total loans	6 080 051	1 350 269
B -	Liabilities		
	Due to banks	284 182	1 082 701
	Customers' Deposits		
	Individual sector	3 156 434	2 949 467
	Private sector	1 183 694	1 573 290
	Public sector	2 004 443	1 578 623
	Other sectors	561 273	215 875
	Total	6 905 844	6 317 255
C -	Contingent Liabilities	1 209 902	1 415 390

30. SIGNIFICANT CURRENCIES POSITIONS

	31/12/2003 Figures in Thousands L.E.	31/12/2002 Figures in Thousands L.E.
Egyptian Pound	(296 140)	(73 022)
U.S Dollar	48 249	(67 501)
Sterling Pound	728	1 968
Euro	245 086	137 586

31. MUTUAL FUNDS

Misr International Bank has formed Mutual Fund of Misr International Bank - First issue - Capital growth - with an amount of L.E. 280 169 200. Misr International Bank participated in the Fund with a number of 142 383 investment certificates and the par value of investment certificate L.E. 100 (5.08%). Which amounted LE. 14 188 466 as at December 31,2003. A contract has been conducted with Concord International Investments to perform the duties of Investment Manager.

32. RELATED PARTY TRANSACTIONS

The bank deals with its related party on the same basis as with others in compliance with accepted banking rules and regulations, the nature of these transactions and it's balances are represented in the balance sheet date in the following:

	31/12/2003	31/12/2002
	L.E.	L.E.
Subordinated loan	--	20 000 000
Due from banks	670 309 000	578 255 000
Participating loan	107 781 923	115 622 675

33. COMPARATIVE FIGURES

- Certain reclassification has been made to the comparative figures in order to confirm with current year presentation.
- The comparative figures stated in the balance sheet were affected by the profit appropriation resolution approved by company's general assembly held on 30 March 2003.

MISR INTERNATIONAL BANK

TO THE EXTRA ORDINARY GENERAL SHAREHOLDERS ASSEMBLY TO BE HELD ON SATURDAY, MARCH 27, 2004

SUBJECT: CAPITAL INCREASE AND AMENDMENT OF ARTICLES NOS. 6, 7, & 58 OF BANK STATUTES

The Board of Directors approved for due submission to an Extra Ordinary General Shareholders' Assembly to amend the bank's Authorized Capital from LE 170 Million to LE One Billion and increase the issued and paid in capital from LE. 140 625 000,- (One Hundred Forty Million Six Hundred Twenty Five Thousand Egyptian Pounds to LE. 562 500 000,- (Five Hundred Sixty Two Million Five Hundred Thousand" with an increase of LE 421 875 000,- (Four Hundred Twenty One Million Eight Hundred Seventy Five Thousand) representing 28 125 000 share and amend the nominal value per share to be LE 20,-instead of LE. 5,-, financed through the general reserve; in compliance with Article No. 32 of the new Credit & Banking Law No. 88/2003.

Accordingly it is proposed to amend articles 6 and 7 of bank Statutes.

The Central Bank of Egypt approved the above-mentioned Board of Directors decision.

Based on above-mentioned, the bank's general reserve will decrease to LE. 207 884 591,- "Two Hundred Seven Million Eight Hundred Eighty Four Thousand Five Hundred Ninety One Egyptian Pounds' before the Appropriations of the fiscal year of 2003. While the legal reserve will reach LE. 281 250 000,- (Two Hundred Eighty One Million Two Hundred Fifty Thousand Egyptian Pounds) equal to 200% of the bank's paid in capital before the increase, which is considered the maximum value for deduction according to Article No. 58 of the Bank's Statutes.

As the paid in capital will be increased to be LE. 562 500 000,- (Five Hundred Sixty Two Million Five Hundred Thousand Egyptian Pounds).; accordingly the percentage of 200% which represents the maximum limit for deduction according to Article No. 58 of the Bank's Statutes will reach LE 1 124 000 000,- (One Billion One Hundred Twenty Four Million Egyptian Pounds).

Therefore, it is suggested to decrease the deduction percentage from the bank's annual profit after deduction of all costs and expenses, and the percentage of stop deducting of net profit as mentioned in the Article No. 58 after amendment, which is still over the percentage stipulated in the Article No. 192 of the Executive Chart of Law No. 159/1981 concerning the Joint Stock Companies.

Thank you.

Hatem Sadek
Executive Chairman &
Managing Director

NOTICE OF CONVOCATION

THE ORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS

The Board of Directors takes pleasure in inviting the Shareholders to attend the Ordinary General Assembly to be held on Saturday, March 27, 2004, at 6.00 pm in Salah Eddine Ballroom located at Cairo Sheraton Hotel, El Galaa Square, Giza, Egypt; to look into the following:

AGENDA OF THE ORDINARY GENERAL ASSEMBLY

1. Approval of Board of Directors Report for fiscal year ending 31/12/2003.
2. Approval of Auditors Report on the Balance Sheet & Financial Statement for fiscal year ending 31/12/2003.
3. Approval of Financial Statements for fiscal year ending 31/12/2003.
4. Approval of Y2003 Profit Distribution Proposal and fix date of payment of dividends.
5. Decide on Attendance fees and allowances for Directors.
6. Authorize the Board of Directors to approve donations for 2004 within limits stipulated by law.
7. Release the Board of Directors of its responsibility for the fiscal year ending 31/12/2003.
8. Appoint the Auditors and fix their fees for Y2004.
9. Changes on the Board of Directors for Y2003.

NOTICE OF CONVOCATION

THE EXTRA-ORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS

The Board of Directors also takes pleasure in inviting the Shareholders to attend the Extra Ordinary General Assembly to be held on the same day in the same place, at 7:00 pm to look into the following:

First: To amend the bank's Authorized Capital from LE 170 Million to LE One Billion and increase the issued and paid in capital from LE. 140 625 000,- (One Hundred Forty Million Six Hundred Twenty Five Thousand Egyptian Pounds to LE. 562 500 000,- (Five Hundred Sixty Two Million Five Hundred Thousand" with an increase of LE 421,

Vedeh

875 000,- (Four Hundred Twenty One Million Eight Hundred Seventy Five Thousand) representing 28 125 000 share and amend the nominal value per share to be LE 20,-instead of LE. 5,-, financed through the general reserve; in compliance with Article No. 32 of the new Credit & Banking Law No. 88/2003.

Second: The amendment of Articles 6, 7 and 58 of the Bank's Statutes.

We would like to draw the attention of the Shareholders to the following:

First: Every Shareholder owning at least 10 shares has the right to attend a General Assembly in person, and will have one vote for every share. He may delegate a proxy to represent him at the General Assembly, provided that the proxy be witnessed by a written Power of Attorney and that the proxy be a shareholder. However, no individual shareholder can represent more than 20% of the shares represented in the Assembly, whether in person or by proxy. Nevertheless, juridical persons who are shareholders may be represented by any individual designated by said companies. Such designation must be written in a document signed by an authorized signature and deposited at the office of the General Assembly before its meeting. No shareholder may delegate any Board member to represent him at a General Assembly.

Second: Shareholders desiring to attend the General Assembly must at least three days before the meeting, deposit a statement of shares' account attesting to the number of shares they hold, issued by any of the registered banks authorized to perform bookkeeping or book-keepers, at the Company's Head Office or any of its branches.

Third: The Shareholders may review the detailed statements and documents related to Articles No. 219, 220 and 221 of the Executive Chart of Law No. 159 for year 1981 at the Board Secretariat located at the Bank's Head Office during official working hours, daily throughout the week except for Fridays and Saturdays; fifteen days before the date of the Assembly.

Fourth: Any questions related to the subjects presented to the Ordinary General Assembly should be, in writing, delivered by hand or registered mail, to the Board Secretariat located at the Bank's Head Office, at least 3 days before the date of the Assembly. The Assembly may only discuss the subjects on its Agenda.

Fifth: No transfer of ownership of the Company shares may be entered in the relevant register from the date of publication of the invitation for the meeting until the Assembly is over.

Sixth: In case the quorum (two-thirds of the Bank's capital) of the Ordinary General Shareholders' Assembly is not reached in the first meeting, a second meeting shall be held on the same day after one hour. The second meeting shall be valid irrespective of number of shares represented at it according to the rules of last paragraph of Article No. 46 of the Bank's Statutes.

Seventh: The Extra-Ordinary General Shareholders' Assembly is considered valid by attendance of 75% of capital shares.

Thank you.

MR. HATEM SADEK
CHAIRMAN &
MANAGING DIRECTOR

Misr International Bank

Annual Board of Directors Report to the Ordinary General Assembly of Shareholders

We welcome you, & wish you a happy year.
At the beginning, we will highlight the main international and regional events that have affected in general the International Economy and the Middle East region and in particular the Egyptian Economy, in addition to the main economic resolution taken in order to boost the economic growth & its impact on the Banking sector in Egypt. Afterward, we will illustrate year 2003 main developments in what concerns Misr International Bank.

First: On the Macro Economic Level:

The International Economy witnessed a bright light to recovery from current recession, however such hope diminished by the slowdown incurred in the third quarter of year 2002. Nevertheless, for the giant industrial countries the increase in risk criteria had an impact on growing disturbance level visa vie the American position towards the crisis on Iraq and the war on Iraq , and the collapse of share prices in various International Stock Markets.

At that time, there was a continuous decrease in interest rates in most of the industrial countries, and the Federal Reserve Bank decrease interest level to around 1%, which represent its lowest level during the past forty years.
On the other side, Japan decreased its interest rate to reach a zero level in order to boost its economy, which was in its toughest recession level for the fourth time during the past ten years.

The European Union decreased interest rate to a minimum level since its unity year 1999 to be around 2%. Simultaneously, the industrial production in major Industrial countries has declined due to the recession in the International trade. In addition, for the international investment level-despite its inclination of growth-such growth was not sufficient to pull out the International Economy from its current recession, especially in the situation of decrease in consumption levels which represent the major drive for international demand.

During year 2003, the International Economy realized a growth of 3.2% and expected to grow to reach 4.1% during year 2004, since the International Economic performance relay heavily on the American Economy which represents one third of the International Economy.
Main consumer markets & Money markets are still volatile, illustrated in the severe disturbances in oil prices, stock exchange markets & the US$.

The above-mentioned developments had a major impact on the deterioration of trade exchange on the international side, moreover indicators concerning future indices have also declined as trust index for future directives .

On the currency market, US$ exchange rate devaluated in front of other currencies reflecting the economical & political circumstances faced by American economy, reflecting the Iraqi war outcomes & major discrepancies in cooperate governance from large American cooperation. which also reflected the major reliance on the American Economy on the local consumption level and capital inflows in various part of the world.

The US$ declined in front of the Euro to register a level of 1.25 US$ to Euro, for a devaluation of 29% starting year 2002. Contrarily, the US$ has been appreciated in front of Japanese Yen by 11%, this has not been witnessed in the Japanese Economy for a long time.

Second: The major outcomes / variations on the Arab Region:

On the Arab countries side, despite its growth level of 2.2% during year 2003, and the expected growth level to be 3.6% for year 2004, due to the International oil prices increase, the strong increasing political disturbances in the region during year 2003 resulted from the current events in Palestine, Iraq, caused a negative impact on the economical activity of the countries in that region, and especially countries that have strong commercial and economical ties with Iraq.

Third: On the Egyptian Economy Level:

The above-mentioned international and regional events had an impact on the Egyptian Economy in addition to the local events. Hereunder are the main local events & economical decrees which had a direct result on the banking sector in Egypt.

- ***Exchange Rate:***

Egyptian Pounds exchange rate was totally floated as of January 29 2003, reflecting a serious step to attract foreign investors and create a political & economical trust in the Egyptian Economy.

- ***Foreign Relationships:***

On January 2003, Aghadeer Agreement was declared to establish a free trade region between Egypt Tunis, Morocco & Jordan
Also on January 2003, an intention agreement was declared leading to a final agreement enabling Egypt to join the free trade region between European Countries by year 2010, these agreements reflect the government intentions to open new strategic relationship with major economic groups , and to open new horizons for Egyptian products, as well as enable a phased liberalization of trade by simplifying trade practices.

- ***Economic Reform Program:***

The continuation in the fourth period in the economic reform program to enhance the monetary tools of the Central Bank.

- Expand the scope of public sector restructuring
- Increase transparency in what concerns decision & enterprises framework
- Focusing on export increase
- Human resource development
- Focusing on the role of private sector in the lead of development reforms

- ***Economic Growth Level:***

The economic growth in Egypt has reached 3,2% & is expected to continue its growth to reach 4,5% by the end of this year, along with the stabilization of the external debt.

- ***Money Laundry***

An international committee came to illustrate the effort made by the Egyptian Government in this respect and to investigate the join of Egypt as a full member to the international union this year for money laundry, which affiliates more than 50 countries.

The Egmont organization in its visit to Egypt has stated the positive procedure made in regard such issue and has presented a report to the union appraising what was achieved by Egypt. This has lead in a declaration on February 27 2004, from the Money Laundry Cooperation which is affiliated to the big seven industrial countries , to waive the name of Egypt from the list of countries which have not taken enough procedures to fight money laundry operations. Said organization stated that Egypt is among the countries that have taken tangible steps to assure that its fiscal systems are clean from any dirty money .

- ***Public Debt Service***

The Ministry of Finance is implementing a full plan to rectify the public debt service and decrease its burden, which reached LE 54.4 billion for a 28.6% of the authorized public debt state budget.

This plan consists of re-engineer the skeleton of the general debt and substitute treasury bills by long term treasury bonds, in order to substitute the general high debt service by a lower instrument, and implementing a system "Primary dealers" to activate the Government bond market, and stimulate the country resources and improve governmental collection delays of taxes & fees. Moreover, finding sources of funds less expensive for the general projects.

- ***Rules for evaluating financial investments.***

The Central Bank of Egypt has amended rules & core evaluation methods for financial assessment investments for sale, in order to be assessed according to its book value putting into consideration the change in the foreign currency exchange rate & the fair value whichever is the lowest.

The valuation differences are to be charged to the income statement as other investments valuation differences except for the revaluation differences of previous years should be looked as a reserve in the shareholder's equity caption. Any recovery is to be recognized & added to the same item within the limits of valuation differences recognized in income statement from previous years.

Fourth: Misr International Bank and the major events during year 2003:

In July 2003, the Board of directors approved the bank's Strategic Plan for years 2003-2007 which mirror our future vision which is" *to be for our client the foremost financial institution"* and to be executed immediately.

In fact many steps were adopted to re-engineer the Bank's managerial & organizational aspects, for this many change projects are running simultaneously, and directly implemented upon its termination. The Bank's organizational chart was recreated in order to achieve our strategic objectives towards our shareholders, clients and to develop the internal process and our human resources.

The continuation of the cooperation between our Bank and our consultant Lloyds TSB in this concern is to have a technical assistance for the change plan and managerial development, which will have a positive impact on the Bank's performance in the very near future.

- ***Treasury Bills Dealings:***

Mibank obtained the necessary license from the Ministry of Finance to trade in Treasury Bills, & Governmental Bonds as a primary dealer in the sale & trade activities

- ***Anti-Money laundry:***

The Bank has been praised by the Committee from the Central Bank of Egypt along with the member of the International Committee from the United States of America in a meeting held with Bank's Management & Bank's responsible of anti-money laundry at the main branch, in order to get acquainted on the degree of the bank's commitment to train its staff on the conditions & main outlines of anti-money laundry law & its application aspects with its clients & reporting procedures in case of any suspicious case to be reported. The performance of the staff was appraised along with the serious steps taken in this concern.

- ***Bank's Capital Increase***

The Board of Directors in its meeting held on the 12th of October,2003 to increase the Bank's authorized capital from LE 140,625 to reach LE 562,5 mm for an increase of LE 421,875 mm represented in 28,125 share, to amend the par value of the share to be LE 20 instead of LE 5. The mentioned capital increase will be financed through general reserves.

Hereunder are the Bank's realized financial figures as of December 2003 compared to the ones for the previous year.

- ***Total balance sheet & contingent accounts:***

  Bank's total balance sheet has reached LE 16891,3 mm at December 2003 year-end compared to LE 14179.3 in the previous year for an increase of LE 2712.0 and with a growth rate of 19.1%.
  Contingent accounts reached LE 2625,3 mm compared to LE 1633,2 mm at the previous year for an increase of LE 992,1 mm and with a growth rate of 60,8%.

- ***Deposits:***

  Total customers deposits reached LE 13223,1 mm at December 2003-year end compared to LE 11068,7 mm at the previous year for an increase of LE 2154,4 mm & with a growth rate of 19.5%

- ***Loans & Advances:***

  Total loans & advances reached LE 6336,6 mm at December 2003-year end compared to LE 5469.3 mm in the previous year for an increase of LE 867.3 mm & with a growth rate of 15.9%

- ***Revenues:***

  Net operating income at December 2003 year end reached LE 536.5 mm compared to LE 481,5 mm at the previous year for an increase of LE 55.0 mm and with a growth rate of 11.4% .
  Valuation difference of other investments reached LE 54.6 mm at the end of the year, versus LE(19.9)mm last year for an increase of LE74.5mm.

- ***General & Administrative Expenses & Depreciation:***
  Total General expenses & depreciation reached at December 2003 year end LE 229,3 compared to LE 197,2 mm at the previous year for an increase of LE 32,1 mm and with a growth of 16,5%

- ***Gross Profit before Provision & Taxes:***
  Gross profit before provision & taxes reached LE 361,8 mm compared to LE 284,3 mm at the previous year with an increase of LE 77,5 mm and with a growth of 27,3%

- ***Provisions:***
  Total segregated provision reached at December 2003-year end LE 220 mm compared to LE 148,0 mm at the previous year for an increase of LE 72,0 mm and with an increase of 48,6%

- ***Net profit:***
  The Bank's net profit generated is for LE 141,8 mm at December 2003 year end compared to LE 136,3 mm at the previous year for an increase of LE 5,5 mm and with a growth of 4,0%

Thank you.

Hatem Sadek
Chairman & Managing Director

04 MAR 23 AM 7:21

MAR 19 2004

PROCESSING SECTION

Article (6) before amendment :

The bank **authorized capital** became L.E. 170 000 000 (One Hundred and Seventy Million Egyptian Pounds) and the **issued capital** is LE. 140 625 000 (One Hundred Forty Million and six Hundred Twenty Five Thousand Egyptian Pounds) **divided on** 28 125 000 shares (Twenty Eight Million and One Hundred Twenty Five Thousand Shares) ; par value for the share is L.E. 5 (Five Egyptian Pounds) distributed as follows :

Name / nationality	Number of shares	Value LE	Percentage
Banque Misr / Egyptian	7299587	36497935	25.954 %
Banca Di Roma International .S.A.- Luxembourg / European	2812500	14062500	10 %
British Arab Commercial Bank Limited - London / British	2390625	11953125	8.5 %
Europartners Holding / European	2214843	11074215	7.875 %
Misr Insurance Company / Egyptian	918170	4590850	3.265 %
Somitomo Mitsui Banking Corporation (SMBC) - Tokyo / Japanese	738282	3691410	2.625 %
Individuals and Others / Egyptians and foreigners	11750993	58754965	41.781 %
Total	28125000	140625000	100 %

23-2-2004

The issued capital is fully paid ;

The issued capital increased **from** L.E 112 500 000 (One Hundred Twelve Million and Five Hundred Thousand Egyptian Pounds) **to** L.E. 140 625 000 (One Hundred Forty Million and Six Hundred Twenty Five Thousand Egyptian Pound), said Increase was financed through distributing free shares to shareholders from the profits of the Year 2000.

Article (6) after amendment :

The bank **authorized capital** became L.E. 1000 000 000 (One Billion Egyptian Pounds) and the **issued capital** became L.E. 562 500 000 (Five Hundred Sixty Two Million and Five Hundred Thousand Egyptian Pounds) **divided on** 28 125 000 shares (Twenty Eight Million and One Hundred Twenty Five Thousand Shares)The par value for the share is L.E. 20 (Twenty Egyptian Pounds) with an increase of L.E. 15 (Fifteen Egyptian Pounds) for the par value per share, with an increase amounting L.E. 421,875,000 (Four Hundred and Twenty One Million, Eight Hundred and Seventy Five Thousands) distributed as follows :

Name / nationality	Number of shares	Value LE	Percentage
Banque Misr / Egyptian	7299587	145991740	25.954 %
Di Roma international bank / European	2812500	56250000	10 %
Banca Di Roma international - S.A.- Luxembourg / European	2390625	47812500	8.5 %
Europartiners holding / European	2214843	44296860	7.875 %
Misr insurance company / Egyptian	902170	18043400	3.208 %
Somitomo Mitsui banking corporation (SMBC) – Tokyo / Japanese	738282	14765640	2.625 %
Individuals and Others / Egyptians and foreigners	11766993	235339860	41.838 %
Total	28125000	562500000	100 %

23 . 7 . 2004

The issued capital is fully paid ;

The issued capital increase , of L.E 421,875,000 (Four Hundred and Twenty One Million, Eight Hundred Seventy Five Thousands) will be financed from the Bank's general reserves.

Article (7) before amendment :

The Bank issued Capital : 45 000 000 $ (US.$ forty five Million) has been fully paid .

Article (7) after amendment :

The Bank issued Capital has been fully paid .

ARTICLE 58 before amendment :

The annual net profit of the Company after deducting all expenses and other costs shall be distributed as follows :

A) First, an amount equal to 20 % of net profits shall be deducted and Allocated to form a legal reserve fund. Such deduction will cease when the total of this reserve becomes equal to 200 % of paid up capital of the Company. If, for any reason, the reserve fund decreases, deduction and allocation shall be resumed. The Board of Directors may propose to the General Assembly the allocation of other percentages (including 100 % of the net profit) to form emergency or other reserve funds according to the state and circumstances of the Company.

B) Then, an amount not exceeding 5% of the nominal value of all shares shall be deducted for the distribution of a first share of dividends among shareholders. If it happens that the profit of a certain year does not allow the distribution of such a share, it shall not be claimed against the profit of subsequent years.

C) Then, an amount to be determined by the General Assembly which could Vary in amount from year to year according to the annual net profits, shall be deducted as a remunerations to the members of the Board of Directors. A percentage of the profits will be deducted for the employees and the workers according to the rules proposed by the Board of Directors and approved by the General Assembly .

D) The rest of the profit may be distributed among shareholders as an Additional share of dividends, carried forward to the next year, or allocated for the formation of an extraordinary reserve or depreciation fund as recommended by the Board of Directors and approved by the General Assembly.

E) The Board of Directors shall prepare the Balance Sheet and profit and loss account including all data stipulated in the Egyptian Laws and Regulations.

ARTICLE 58 after amendment :

The annual net profit of the Company after deducting all expenses and other costs shall be distributed as follows :

A) First, an amount equal to 10 % of net profits shall be deducted and Allocated to form a legal reserve fund. Such deduction will cease when the total of this reserve becomes equal to 100 % of paid up capital of the Company. If, for any reason, the reserve fund decreases, deduction and allocation shall be resumed. The Board of Directors may propose to the General Assembly the allocation of other percentages (including 100 % of the net profit) to form emergency or other reserve funds according to the state and circumstances of the Company.

B) Then, an amount not exceeding 5% of the nominal value of all shares shall be deducted for the distribution of a first share of dividends among shareholders. If it happens that the profit of a certain year does not allow the distribution of such a share, it shall not be claimed against the profit of subsequent years.

C) Then, an amount to be determined by the General Assembly which could Vary in amount from year to year according to the annual net profits, shall be deducted as a remunerations to the members of the Board of Directors. A percentage of the profits will be deducted for the employees and the workers according to the rules proposed by the Board of Directors and approved by the General Assembly .

D) The rest of the profit may be distributed among shareholders as an Additional share of dividends, carried forward to the next year, or allocated for the formation of an extraordinary reserve or depreciation fund as recommended by the Board of Directors and approved by the General Assembly.

E) The Board of Directors shall prepare the Balance Sheet and profit and loss account including all data stipulated in the Egyptian Laws and Regulations.